

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 29, 2017

<u>Via E-mail</u>
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

      Re: Berkshire Hathaway Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 27, 2017
             File No. 001-14905

Dear Mr. Hamburg:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Sharon M. Blume

                             Sharon M. Blume
                             Accounting Branch Chief
                             Office of Healthcare and Insurance